

May 2, 2024

Pengju Wang
Co-Chief Financial Officer
Bgin Blockchain Limited
Unit 502, Lippo Sun Plaza
28 Canton Road, Tsim Sha Tsui
Kowloon, Hong Kong

> **Re: Bgin Blockchain Limited**
> **Amendment No. 6 to Draft Registration Statement on Form F-1**
> **Submitted March 28, 2024**
> **CIK No. 0001945565**

Dear Pengju Wang:

We have reviewed your amended draft registration statement and have the following comments.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our March 1, 2024 letter.

Amendment No. 6 to Draft Registration Statement on Form F-1

General

1. Refer to your response to comment 1. Please revise to disclose that your Chief Technology Officer, in addition to holding 70% of the equity interests of Shenzen Bgin, devotes ten to fifteen hours per week to the management and oversight of the operations of Shenzhen Bgin, and discuss any potential conflicts of interests related to his ownership and management role at Shenzen Bgin.

<u>Cover Page</u>

2.   Please revise the disclosure on the cover page that "[i]t is possible that all the legal and operational risks associated with being based in and having operations in the PRC may also apply to operations in Hong Kong in the future" and your statement on page 7 that "[i]f there is significant change to current political arrangements between Mainland China and Hong Kong, companies operated in Hong Kong may face similar regulatory risks as those operated in the PRC" to clarify that the legal and operational risks associated with being based in having operations in the PRC also apply to operations in Hong Kong. Similarly, please remove the statement on page 7 that "[a]ccordingly, [you] believe the laws and regulations of the PRC do not currently have any material impact on our business, financial condition or results of operations" to clarify that the legal and operational risks associated with being based in having operations in the PRC also apply to operations in Hong Kong. In addition, please revise the disclosure on the cover page that "[m]oreover, an exchange may determine to delist our securities, and our Class A ordinary shares may be prohibited from being traded on a national exchange, or an exchange under the Holding Foreign Companies Accountable Act if the PCAOB is unable, or determines that it cannot inspect or fully investigate our auditors for three consecutive years beginning in 2022" to clarify that the number of consecutive non-inspection years was reduced to two years.

<u>Business</u>
<u>Growth Strategies</u>
<u>Improving and Integrating Our Business Model to Encompass a Value Chain</u>
<u>Mining pool, page 103</u>

3.   You disclose that you mine nine types of cryptocurrencies as of September 30, 2023, including KAS, IRON, RXD, KLS, PYI, NXL, SDR, ALPH and BGA. Please tell us the relative significance of each cryptocurrency (including any additional newly mined cryptocurrencies) to your revenues for the periods presented and, if not currently material, whether you expect revenues for those cryptocurrencies to become material in the near future.

<u>Notes to Consolidated Financial Statements</u>
<u>Note 2. Summary of significant accounting policies</u>
<u>Revenue recognition, page F-9</u>

4.   In your response to prior comment 3 you reiterate your December 11, 2023 response to comment 14 from our October 5, 2023 letter that the transaction requestor is not your customer. In your response to comment 20 from our June 28, 2023 letter you indicate that the blockchain is not your customer. In both instances you indicate that there is no contract between you and the transaction requestor or the blockchain and that you apply ASC 606 by analogy. Please address the following:
•   Tell us how you can apply the guidance in ASC 606 if there is no contract on which

      to apply that guidance. Your responses appear to rely on the fact that you have no written contracts with either the blockchain or the transaction requestor and appear to ignore the fact that many point-of-sale contracts have no written agreements yet meet the customary business practices concept that creates enforceable rights and obligations as outlined in ASC 606-10-25-1a and 25-2. Explain to us why solving for and writing the next block to a blockchain does not create enforceable rights and obligations and represent a contract.

- Further consider and explain to us why transaction requestors are not customers in instances where they pay transaction fees to the block validator and set the compensation they are willing to pay for the validation service and the validator intrinsically accepts that compensation by selecting the transaction to be included in the validated block.

5. We acknowledge your response to prior comment 3. In simple terms, please provide us with a detailed walkthrough of how each of the Ironfish and KAS networks process transactions on their respective distributed ledgers. In your response, describe each of the steps in processing a transaction from a transaction requestor's initiation of a transaction to the point where the transaction is irrevocably recorded on the distributed ledger. Also in your response, provide a comparison to how transactions are added to ledgers in other well known distributed ledger platforms (e.g. Bitcoin). Your response should address, but not be limited to, the following:

- Tell us the mechanism used by the network to write transactions to the distributed ledger (i.e., whether it is proof-of-work, proof-of-stake or some other mechanism).
- Explain whether multiple transactions are accumulated and written to the distributed ledger by the respective protocol and how (e.g. blocks). If so, indicate how many transactions are written to the distributed ledger at a single time.
- Explain how the respective protocol eliminates or limits the potential for double-spend of native tokens.
- Explain how rewards are distributed to the miner/validator that writes new transactions to the distributed ledger and who determines that reward.
- Explain whether the reward referenced in the preceding bullet changes over time and, if so, how it changes and how frequently it changes.
- Explain whether you, as a validator, pick transactions you will attempt to validate and write to the respective distributed ledger.
- Tell us the nature of the incentives, if any, for you as the validator to pick a transaction.
- To the extent Ironfish and/or KAS employ a proof of work protocol, please explain the work that must be performed by the miner/validator to write transactions to the distributed ledger. For example, we understand that, on the Bitcoin blockchain, blocks are solved by iterating nonces to come up with a hash that meets the blockchain's specified difficulty. In your response, clarify whether the protocol sets guidelines (e.g. difficulty) on how the proof of work is accomplished.
- Tell us the frequency with which transactions are written to the distributed ledger.

6. For each of the Ironfish and KAS networks, provide us a comprehensive analysis of your mining/validation revenue recognition policies (referencing where appropriate the network operations from the preceding comment) addressing each of the five steps in the ASC 606 revenue recognition guidance. In your response, specifically address, but do not limit your response to, the following:

- Regarding Step 1 and the requirement that it be probable that you will collect substantially all the consideration to which you will be entitled for rendering services to the network protocol and transaction requestors under ASC 606-10-25-1e, respond to the following:
  - Tell us whether anything impedes your ability to collect rewards from the protocol. In this regard, in your response to the last bullet of prior comment 3 you indicate that there is uncertainty as to the amount of the transfer price even after the time that you have successfully validated a block. Explain the circumstances under which consideration changes and why.
  - Tell us whether there are any circumstances where a block validator may not receive consideration. If there are, describe those circumstances.
- Regarding Step 2:
  - tell us whether the service of adding transactions to the distributed ledger can be described as a transaction validation service.
- Regarding Step 3:
  - Tell us to what consideration you, as a miner/validator, are entitled (e.g. block reward, transaction fee, etc.).
  - Tell us whether the transaction requestor initiates the transaction, benefits from the verification of that transaction, and sets the price that it pays you for the verification service the requestor receives.
  - Tell us how the amount of network reward consideration is determined and whether that reward changes over time.
  - Explain to us how any consideration is variable and, if so, whether and how you apply the variable consideration constraint guidance. In this regard, with regards to the KAS network, although you indicate in your response that you have not been requested by the KAS protocol to return a KAS coin resulting from pruning, tell us specifically how pruning works and whether transactions (including block rewards and transactions) on a pruned block are invalidated in any way.
  - Tell us the form of consideration received from the protocol. In this regard, confirm that you receive native token from the network.
- Regarding Step 5:
  - With respect to the timing of receipt of consideration, confirm our understanding that for both Ironfish and KAS when the protocol determines that you are the successful winner of solving a block, the blockchain will issue an award to you and the time between when you successfully placed the block and receive the payment is within seconds or minutes.
  - At the point in time that you validate a block, tell us whether the following are

true and if not, why not:

- the transaction requestor, the blockchain, and you have approved each respective contract and have evidenced they are committed to the transaction at the point of successfully validating and adding the transaction to the distributed ledger;
- the parties' rights, the consideration to be transferred, and the payment terms are clear in each contract;
- you will receive a fee from the transaction requestor, and you will receive a block reward from the blockchain; and
- the transactions have commercial substance and the collection of the consideration to which you are entitled (i.e., the block reward from the blockchain and the transaction fee from the transaction requestor) is probable because this consideration is transferred to you as part of validating a successful block.

- Cite the section of ASC 606 you rely upon to support measuring noncash consideration at receipt rather than contract inception. In this regard, tell us your consideration of whether enforceable rights only exist at the point in time the block is validated and a contract does not exist prior to that time. Consider revising your disclosure to clarify since under ASC 606-10-32-21, for noncash consideration, you should measure the estimated fair value at contract inception not upon receipt.

7. We acknowledge your response to prior comment 5. Please respond to the following with respect to your mining pool, HumPool:
   - Tell us whether the pool operator or the pool participant controls the transaction validation service immediately before a transaction is added to the distributed ledger.
   - Tell us whether you view the pool participant as a supplier.
   - Confirm for us our understanding that you recognize as revenue all of the consideration earned by your pool participants (e.g., platform rewards and transaction fees) and record the consideration paid by you to your pool participants as a cost of revenue.

Please contact Kate Tillan at 202-551-3604 or Mark Brunhofer at 202-551-3638 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at 202-551-3666 or Sandra Hunter Berkheimer at 202-551-3758 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Crypto Assets

cc: Ying Li